William M. Guzik Senior Vice President and Chief Financial Officer	(630) 438-3109 Fax (630) 438-3822

July 18, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Linda Cvrkel

Re:	Midas, Inc.
Form 10-K for the fiscal year ended 12/31/05
File No. 001-13409

Dear Ms. Cvrkel:

On behalf of Midas, Inc., a Delaware corporation (the “Company”), please find below our response to your comment letter to William Guzik of the Company dated July 12, 2006.

The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the fiscal year ended December 31, 2005.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 22

We note from your response to our prior comment 1 that you believe each of these actions was a distinct and separate non-recurring transaction and it is important for the financial statement reader to understand the operating income performance of the Company without these unusual items. We continue to believe, however, that adjusting a non-GAAP financial measure for these business transformation charges does not meet the requirements of Item 10(e) of Regulation SK. If these charges are considered non-recurring or unusual, as you have implied in your response, they would be expressly prohibited by Item 10(e) which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two

Midas, Inc.  :  1300 Arlington Heights Road  :  Itasca, IL 60143  :  T 630.438.3000  :  F 630.438.3700

Securities and Exchange Commission

Division of Corporation Finance

July 18, 2006

years or there was a similar charge or gain within the prior two years. In light of the fact that these charges were incurred during each of the last five years, and there is no indication they will not recur in the future, we also do believe that they meet the guidance in Questions 8 and 9 of the Staff’s June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures to be considered in the calculation of a non-GAAP financial measure if they are considered “recurring” charges. As previously requested, please revise the table in future filings to delete the presentation of these line items as business transformation charges appear reasonably likely to recur within two years or have occurred within the prior two years. As previously noted in our prior comment 1, it is permissible and necessary to identify, discuss, and analyze material business transformation charges and other items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In response to the staff’s comments, the table will be revised in future filings to exclude the presentation of “Operating income before business transformation charges” and “Operating margin before business transformation charges.”

Form 8-K furnished May 4, 2006

15. We note from your response to our prior comment 15 that you believe it is important for the financial statement reader to understand the operating income performance of the Company without these unusual items. We do not believe that this is a sufficient reason why the measures provide useful information to investors. As previously requested, please tell us, and disclose in future filings, the specific reasons why management believes that presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and the results of operations, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Include in your response why you believe it is useful to investors to eliminate items which have recurred over the past several years, and will continue to recur in the future, when evaluating your performance. In addition, please provide us with your proposed revised disclosure. We may have further comment upon review of your response. For guidance, see Questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.

Response: In response to the staff’s comments, the following disclosure will be added to future filings:

“The Company has been undergoing a multi-year business transformation process which has led to the closing or divestiture of unprofitable businesses. This included the 2002 decision to dispose of Parts Warehouse, Inc. (“PWI”) locations, the 2003 decision to outsource the distribution of Midas-brand products and close all but one of the Company’s regional distribution centers, and the 2004 decision to exit exhaust manufacturing and distribution. Each

Securities and Exchange Commission

Division of Corporation Finance

July 18, 2006

of these actions was a distinct and separate non-recurring transaction, and their magnitude required that they be done sequentially rather than simultaneously. In addition, the relevant accounting literature during this period, including EITF 94-3 and SFAS No. 146, required that certain of the costs be accrued over time rather than taken up-front. This led to restructuring charges in fiscal 2002 through fiscal 2005.

Because the amount of these restructuring charges has varied significantly from quarter to quarter, the Company believes it is important for the financial statement reader to understand the operating performance of the Company without these items. This allows for more meaningful year-on-year comparisons of the core business that remains at the conclusion of these restructuring activities. This is further supported by the following facts:

•	Awards under the Company’s incentive compensation plans are calculated based on targets and actual earnings that exclude these items;

•	Financial covenants under the Company’s bank agreements have been and continue to be measured based upon operating performance without these items; and

•	Published third party analyst estimates of earnings exclude these items. “

We hope that the foregoing has been responsive to the staff’s comments. Any assistance you can provide in obtaining an expeditious review of this response letter would be greatly appreciated.

Should you have any questions, please call me at (630) 438-3109.

Sincerely,

William M. Guzik
Senior Vice President and Chief Financial Officer

cc:	Alvin K. Marr

John Moran

Carol Anne Huff